UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 3)*

Celator Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

15089R 102
(CUSIP Number)

CAXTON CORPORATION
731 ALEXANDER ROAD, BLDG. 2
PRINCETON, NEW JERSEY 08540
C/O MR. HEATH N. WEISBERG
TELEPHONE: (212) 205-6805
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

April 21, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons Valence Life Sciences GP II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,438,223 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,438,223(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,438,223(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row 11 3.5%(3)

14.	Type of Reporting Person (See Instructions) OO

__________________________

(1)
Although the VLS Filers (as defined in Item 2) are jointly filing this Schedule 13D with the CDK Filers (as defined in Item 2) and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the VLS Filers disclaim beneficial ownership over the Issuer's Common Stock held by the CDK Filers and further represent that they have no voting or dispositive powers over such shares.

(2)
Consists of 1,123,612 shares of Common Stock and 314,611 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing, which are held by Valence CDK SPV, L.P. ("CDK SPV").  Valence Life Sciences GP II, LLC ("VLSGP") is the general partner of CDK SPV and may be deemed to share voting and dispositive power with CDK SPV with respect to the shares held directly by such CDK SPV.

(3)
This percentage is calculated based upon aggregate amount beneficially owned as represented on Row 11 divided by the sum of (i) 40,986,056 shares of Celator Pharmaceuticals, Inc.'s (the "Issuer's") Common Stock outstanding as of the date of this filing as provided by the Issuer, and (ii) 314,611 shares of Common Stock purchasable pursuant to the CDK SPV warrants  pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act of 1934, as amended (the "Exchange Act").

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons Valence CDK SPV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,438,223(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,438,223(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,438,223(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row 11 3.5%(3)

14.	Type of Reporting Person (See Instructions) PN

__________________________

(1)
Although the VLS Filers are jointly filing this Schedule 13D with the CDK Filers and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the VLS Filers disclaim beneficial ownership over the Issuer's Common Stock held by the CDK Filers and further represent that they have no voting or dispositive powers over such shares.

(2)
Consists of 1,123,612 shares of Common Stock and 314,611 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing, which are held by CDK SPV.  VLSGP is the general partner of CDK SPV and may be deemed to share voting and dispositive power with respect to the shares held directly by CDK SPV.

(3)
This percentage is calculated based upon aggregate amount beneficially owned as represented on Row 11 divided by the sum of (i) 40,986,056 shares of Celator Pharmaceuticals, Inc.'s (the "Issuer's") Common Stock outstanding as of the date of this filing as provided by the Issuer, and (ii) 314,611 shares of Common Stock purchasable pursuant to the CDK SPV warrants pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons Eric W. Roberts

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 216,726 (2)

	8.	Shared Voting Power 1,438,223 (3)

	9.	Sole Dispositive Power 216,726 (2)

	10.	Shared Dispositive Power 1,438,223(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,654,949

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row 11 4.0%(4)

14.	Type of Reporting Person (See Instructions) IN

__________________________

(1)
Although the VLS Filers are jointly filing this Schedule 13D with the CDK Filers and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the VLS Filers disclaim beneficial ownership over the Issuer's Common Stock held by the CDK Filers and further represent that they have no voting or dispositive powers over such shares.

(2)
Consists of 171,986 shares of Common Stock and 44,740 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing, which are held by Mr. Roberts in his personal capacity.

(3)
Consists of 1,123,612 shares of Common Stock and 314,611 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing, which are held by CDK SPV.  VLSGP is the general partner of CDK SPV and may be deemed to share voting and dispositive power with CDK SPV with respect to the shares held directly by CDK SPV.  Eric Roberts is the sole manager of VLSGP and may be deemed to share voting and dispositive power with VLSGP and CDK SPV with respect to the shares held directly by CDK SPV.

(4)
This percentage is calculated based upon aggregate amount beneficially owned as represented on Row 11 divided by the sum of (i) 40,986,056 shares of Celator Pharmaceuticals, Inc.'s (the "Issuer's") Common Stock outstanding as of the date of this filing as provided by the Issuer, and (ii) 359,351 total shares of Common Stock purchasable pursuant to the CDK SPV warrants and Mr. Roberts' warrants pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons CDK Associates LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,170,519(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,170,519(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,170,519(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row 11 7.6%(3)

14.	Type of Reporting Person (See Instructions) OO

__________________________

(1)
Although the CDK Filers are jointly filing this Schedule 13D with the VLS Filers and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the CDK Filers disclaim beneficial ownership over the Issuer's Common Stock held by the VLS Filers except to the extent of their pecuniary interest therein and further represent that they have no voting or dispositive powers over such shares.

(2)
Consists of 2,246,469 shares of Common Stock and 924,050 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing and are held by CDK Associates LLC ("CDK").  Caxton Corporation ("Caxton") is the manager of CDK, and Bruce Kovner ("Kovner") is the sole stockholder of Caxton.  Accordingly, each of the CDK Filers may be deemed to share voting and dispositive power with respect to the shares held directly by CDK.

(3)
This percentage is calculated based upon aggregate amount beneficially owned as represented on Row 11 divided by the sum of (i) 40,986,056 shares of Celator Pharmaceuticals, Inc.'s (the "Issuer's") Common Stock outstanding as of the date of this filing as provided by the Issuer, and (ii) 924,050 shares of Common Stock purchasable pursuant to the CDK warrants pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons Caxton Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,246,819(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,246,819(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,246,819(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row 11 7.7%(3)

14.	Type of Reporting Person (See Instructions) CO

__________________________

(1)
Although the CDK Filers are jointly filing this Schedule 13D with the VLS Filers and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the CDK Filers disclaim beneficial ownership over the Issuer's Common Stock held by the VLS Filers except to the extent of their pecuniary interest therein and further represent that they have no voting or dispositive powers over such shares.

(2)
Consists of 2,246,469 shares of Common Stock and 924,050 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing and are held by CDK, and 76,300 shares of Common Stock owned by employees of an affiliate of Caxton.  Caxton is the manager of CDK, and Kovner is the sole stockholder of Caxton.  Accordingly, each of the CDK Filers may be deemed to share voting and dispositive power with respect to the shares held directly by CDK and employees of an affiliate of Caxton.

(3)
This percentage is calculated based upon aggregate amount beneficially owned as represented on Row 11 divided by the sum of (i) 40,986,056 shares of Celator Pharmaceuticals, Inc.'s (the "Issuer's") Common Stock outstanding as of the date of this filing as provided by the Issuer, and (ii) 924,050 shares of Common Stock purchasable pursuant to the CDK warrants pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons Bruce Kovner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒(1)
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,246,819(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,246,819(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,246,819(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒(1)

13.	Percent of Class Represented by Amount in Row 11 7.7%(3)

14.	Type of Reporting Person (See Instructions) IN

__________________________

(1)
Although the CDK Filers are jointly filing this Schedule 13D with the VLS Filers and may be deemed to constitute a group under Section 13(d) of the Exchange Act, the CDK Filers disclaim beneficial ownership over the Issuer's Common Stock held by the VLS Filers except to the extent of their pecuniary interest therein and further represent that they have no voting or dispositive powers over such shares.

(2)
Consists of 2,246,469 shares of Common Stock and 924,050 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing and are held by CDK, and 76,300 shares of Common Stock owned by employees of an affiliate of Caxton.  Caxton is the manager of CDK, and Kovner is the sole stockholder of Caxton.  Accordingly, each of the CDK Filers may be deemed to share voting and dispositive power with respect to the shares held directly by CDK and employees of an affiliate of Caxton.

(3)
This percentage is calculated based upon aggregate amount beneficially owned as represented on Row 11 divided by the sum of (i) 40,986,056 shares of Celator Pharmaceuticals, Inc.'s (the "Issuer's") Common Stock outstanding as of the date of this filing as provided by the Issuer, and (ii) 924,050 shares of Common Stock purchasable pursuant to the CDK warrants pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 15089R 102		13D

1.	Name of Reporting Persons Scott Morenstein(1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 62,635(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 62,635(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,635(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.2%(3)

14.	Type of Reporting Person (See Instructions) IN

__________________________

(1)
Although the CDK Filers are jointly filing this Schedule 13D with the VLS Filers, Morenstein disclaims beneficial ownership over the Issuer's Common Stock held by the VLS Filers and the other CDK Filers except to the extent of his pecuniary interest therein.  Morenstein further represents that he has no voting or dispositive power over such shares.

(2)
Consists of 6,277 shares of Common Stock, 56,000 shares of Stock Options and 358 shares of Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing.

(3)
This percentage is calculated based upon aggregate amount beneficially owned as represented on Row 11 divided by the sum of (i) 40,986,056 shares of Celator Pharmaceuticals, Inc.'s (the "Issuer's") Common Stock outstanding as of the date of this filing as provided by the Issuer, and (ii) 56,358 shares of Common Stock purchasable pursuant to the Mr. Morenstein's options and warrants pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

Explanatory Note

This Amendment No. 3 to the Schedule 13D amends the Schedule 13D originally filed by certain of the Filing Persons (as defined herein) on May 9, 2013 (the "Original Schedule 13D") and the Schedule D Amendment No. 1 filed by certain of the Filing Persons on February 13, 2014 (the "First Amendment") and the Schedule D Amendment No. 2 filed by certain of the Filing Persons on November 26, 2014 (the "Second Amendment").  Except as specifically amended hereby, the Original Schedule 13D, as amended and supplemented by the First Amendment and the Second Amendment, remains in full force and effect.

Item 1.	Security and Issuer

Item 1 of the Original Schedule 13D is amended and restated in its entirety as follows:

(a)  This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Celator Pharmaceuticals, Inc., a Delaware corporation (the "Issuer").

(b)  The principal executive offices of the Issuer are located at 200 PrincetonSouth Corporate Center, Suite 180, Ewing, New Jersey 08628.

Item 2.	Identity and Background

Item 2 of the Second Amendment is hereby amended and restated in its entirety as follows:

(a)  The persons filing this Schedule 13D are Valence CDK SPV, LP ("CDK SPV"), Valence Life Sciences GP II, LLC ("VLSGP"), Eric W. Roberts ("Roberts" and, collectively with VLSGP and CDK SPV, the "VLS Filers"), CDK Associates, LLC ("CDK"), Caxton Corporation ("Caxton"), Bruce Kovner ("Kovner"), and Scott Morenstein ("Morenstein" and, collectively with Kovner, CDK and Caxton, the "CDK Filers").  VLSGP is the general partner of the CDK SPV and Roberts is the sole manager of VLSGP.  Caxton is the manager of CDK, and Kovner is the sole stockholder of Caxton.  Morenstein is an employee of Caxton Alternative Management LP, an affiliate of Caxton. Collectively, the VLS Filers and the CDK Filers are referred to herein as the "Filing Persons."

(b)  The address of the principal place of business of each of the VLS Filers is 590 Madison Avenue, 21st Floor, New York, NY 10022.  The address of the principal place of business of each of the Caxton Filers is 731 Alexander Road, Bldg. 2, Princeton, New Jersey 08540.

(c)  The principal business of each of the Filing Persons is investments.

(d)  During the last five years, none of the Filing Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Filing Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Roberts, Kovner and Morenstein are United States citizens and each of the other Filing Persons is a Delaware limited partnership, limited liability company or corporation, as applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning each natural person serving as a director, manager or executive officer (collectively, the "Listed Individuals") of each corporate, limited liability company or partnership Filing Person is set forth on Schedule 1 hereto.  The information listed on Schedule 1 hereto is incorporated by reference herein.  During the last five years, to the best of the Filing Persons' knowledge, none of the Listed Individuals have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other consideration

The funds for the purchase of the Common Stock beneficially owned by the VLS Filers and CDK Filers other than Mr. Morenstein's options and Common Stock came from working capital of the VLS Filers and CDK, respectively.  Mr. Morenstein was granted 56,000 stock options by the Issuer due to his position as a director of the Issuer.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D, as amended and supplemented by the First Amendment and the Second Amendment, is hereby further amended and supplemented by adding the following at the end thereof:

On December 2, 2015, CDK purchased 73,452 shares of warrants that are immediately exercisable for 73,452 shares of Common Stock.

On June 11, 2015, Mr. Morenstein, an employee of Caxton Alternative Management LP, which is an affiliate of the Caxton Filers, was granted 14,000 shares of Common Stock options due to his position as a director of the Issuer.  On December 3, 2015, Mr. Morenstein purchased 5,000 shares of Common Stock. Mr. Morenstein has sole beneficial ownership of 6,277 shares of Common Stock, 56,000 shares of Common Stock options and 358 shares of warrants, representing approximately 0.2% of the total shares of Common Stock issued and outstanding.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirely as follows:

(a)(b)  The Filing Persons collectively beneficially own an aggregate of 4,964,403 shares of Common Stock, including an aggregate of 1,339,759 shares of Common Stock issuable within 60 days of the date of this filing upon the exercise of warrants (and certain options belonging to Morenstein), representing 11.7% of the outstanding Common Stock of the Issuer, based on aggregate amount beneficially owned of 4,964,403 divided by the sum of (i) 40,986,056 shares of Common Stock outstanding, and (ii) 1,339,759 total shares of Common Stock purchasable  pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.  The following information with respect to the beneficial ownership of the Common Stock of the Issuer by the Filing Persons is provided as of the date of this filing:

Filing Person	Shares Held Directly	Shares Issuable Upon Exercise of Warrants Held Directly(1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
VLSGP(3)	0	0	0	1,438,223	0	1,438,223	1,438,223	3.5%
CDK SPV	1,123,612	314,611	0	1,438,223	0	1,438,223	1,438,223	3.5%
Eric W. Roberts(4)	171,986	44,740	216,726	1,438,223	216,726	1,438,223	1,654,949	4.0%
CDK	2,246,469	924,050	0	3,170,519	0	3,170,519	3,170,519	7.6%
Caxton(5)	0	0	0	3,246,819	0	3,246,819	3,246,819	7.7%
Bruce Kovner(5)	0	0	0	3,246,819	0	3,246,819	3,246,819	7.7%
Scott Morenstein (6)	6,277	56,358	62,635	0	62,635	0	62,635	0.2%

(1)            Comprised of shares of Common Stock issuable upon exercise of warrants and options held by the Filing Persons and exercisable within 60 days of the date of this filing.

(2)            This percentage is calculated based upon 40,986,056 shares of the Issuer's Common Stock outstanding as of the date of this filing as provided by the Issuer, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

(3)            VLSGP is the general partner of CDK SPV and may be deemed to share voting and dispositive power with Roberts and CDK SPV with respect to the shares held directly by CDK SPV.

(4)            Subsequent to the filing of the Original Schedule 13D, the managers of VLSGP, with the exception of Eric W. Roberts, resigned from their positions. As a result, as of the date of this filing, Mr. Roberts may be deemed to share power to direct the voting and disposition of securities held by CDK SPV with VLSGP and CDK SPV.

(5)             The securities are held directly by CDK and employees of an affiliate of Caxton.  Caxton is the manager of CDK, and Kovner is the sole stockholder of Caxton.  Accordingly, each of the CDK Filers may be deemed to share voting and dispositive power with respect to the shares held directly by CDK and employees of an affiliate of Caxton.

(6)            These securities are held directly by Mr. Morenstein in his personal capacity.  Mr. Morenstein was issued 56,000 stock options due to his position as a director of the Issuer.

(c)       The information provided and incorporated by reference in Item 4 is hereby incorporated by reference.  There were no other transactions in the Common Stock by the Filing Persons in the 60 days prior to the date of the event which requires the filing of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 2, 2015, CDK purchased 73,452 shares of warrants that are immediately exercisable for 73,452 shares of Common Stock.

Item 7.	Material to Be Filed as Exhibits

A.              Agreement regarding filing of joint Schedule 13D.

B.*            Power of Attorney of Bruce Kovner (incorporated by reference to Exhibit 99 to the Initial Statement of Beneficial Ownership of Securities on Form 3 filed on behalf of Bruce Kovner with the Securities and Exchange Commission on May 9, 2013).

* Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 22, 2016

VALENCE LIFE SCIENCES GP II, LLC		CDK ASSOCIATES LLC

		By:	Caxton Corporation,
By:	/s/ Eric W. Roberts		its Manager
Name: Eric W. Roberts
Title: Managing Member
		By:	/s/ Heath Weisberg
Name: Heath Weisberg
VALENCE CDK SPV, LP			Title: General Counsel and Chief Compliance Officer of Caxton Corporation

By:	Valence Life Science GP II, LLC,
its General Partner

By:	/s/ Eric W. Roberts
Name: Eric W. Roberts
Title: Managing Member

ERIC W. ROBERTS		CAXTON CORPORATION

/s/ Eric W. Roberts		By:	/s/ Heath Weisberg
ERIC W. ROBERTS			Name: Heath Weisberg
Title: General Counsel and Chief Compliance Officer of Caxton Corporation

SCOTT MORENSTEIN		BRUCE KOVNER

/s/ Scott Morenstein		By:	/s/ Heath Weisberg
SCOTT MORENSTEIN			Name: Heath Weisberg
Title: Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
 constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 1

Individual Directors, Managers and Executive Officers of Corporate, Limited Liability Company and Partnership Filing Person
Manager of VLSGP:

Eric W. Roberts
c/o Valence Life Sciences LLC
590 Madison Avenue, 21st Floor
New York, NY 10022
Principal Occupation:  Manager of the general partner of Valence CDK SPV, L.P.
Citizenship:  USA

Directors and Executive Officers of Caxton Corporation:

Bruce S. Kovner
c/o Caxton Corporation
731 Alexander Road, Bldg. 2
Princeton, New Jersey 08540
Principal Occupation:  Investor
Citizenship:  USA

Peter D'Angelo
c/o Caxton Corporation
731 Alexander Road, Bldg. 2
Princeton, New Jersey 08540
Principal Occupation:  Investor
Citizenship:  USA

Karen Cross
c/o Caxton Corporation
731 Alexander Road, Bldg. 2
Princeton, New Jersey 08540
Principal Occupation:  Chief Financial Officer
Citizenship:  USA

Heath Weisberg
c/o Caxton Corporation
731 Alexander Road, Bldg. 2
Princeton, New Jersey 08540
Principal Occupation:  Attorney
Citizenship:  USA

EXHIBIT INDEX

A.              Agreement regarding filing of joint Schedule 13D.

B.*            Power of Attorney of Bruce Kovner (incorporated by reference to Exhibit 99 to the Initial Statement of Beneficial Ownership of Securities on Form 3 filed on behalf of Bruce Kovner with the Securities and Exchange Commission on May 9, 2013).

* Previously filed

Exhibit A
JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of Celator Pharmaceuticals, Inc. is filed on behalf of each of the undersigned.

Dated: April 22, 2016

VALENCE LIFE SCIENCES GP II, LLC		CDK ASSOCIATES LLC

		By:	Caxton Corporation,
By:	/s/ Eric W. Roberts		its Manager
Name: Eric W. Roberts
Title: Managing Member
		By:	/s/ Heath Weisberg
Name: Heath Weisberg
VALENCE CDK SPV, LP			Title: General Counsel and Chief Compliance Officer of Caxton Corporation

By:	Valence Life Science GP II, LLC,
its General Partner

By:	/s/ Eric W. Roberts
Name: Eric W. Roberts
Title: Managing Member

ERIC W. ROBERTS		CAXTON CORPORATION

/s/ Eric W. Roberts		By:	/s/ Heath Weisberg
ERIC W. ROBERTS			Name: Heath Weisberg
Title: General Counsel and Chief Compliance Officer of Caxton Corporation

SCOTT MORENSTEIN		BRUCE KOVNER

/s/ Scott Morenstein		By:	/s/ Heath Weisberg
SCOTT MORENSTEIN			Name: Heath Weisberg
Title: Attorney-in-Fact